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Exhibit (a)(5)(viii)

MEMORANDUM OF UNDERSTANDING

        This Memorandum of Understanding ("Memorandum"), dated October 22, 2004, is by and among the parties to the action captioned Chiarenza v. Dover Investments Corporation, et al, C.A. No. 203-N (the "Action"), pending before the Court of Chancery of the State of Delaware in and for New Castle County (the "Court").

        WHEREAS:

        A. On January 27, 2004, Dover Investments Corporation ("Dover") announced that it had received a proposal from The Lawrence Weissberg Living Trust U/D/T dated November 25, 1992 (the "Trust"), the controlling stockholder of Dover, to take the Company private in a transaction in which the public stockholders would receive $24.50 per share in cash for each share of Dover stock that they owned, through a tender offer by the Trust to acquire all of the Class A Common Stock and Class B Common Stock that it did not already own, to be followed by a short-form merger (the "Proposed Transaction").

        B. On February 3, 2004, Anthony Chiarenza filed the Action challenging the Proposed Transaction on the ground that the price offered in the Proposed Transaction did not represent the fair value of Dover, and that the Trust and defendant Frederick M. Weissberg (Chairman of Dover and one of the Trustees of the Trust) breached fiduciary duties by attempting to acquire the outstanding shares of Dover at an unfair price, on unfair terms and through unfair dealing.

        C. On January 27, 2004, the Dover Board of Directors formed a Special Committee consisting of directors Addison, Gilbert and Wood, each of whom was neither employed by Dover nor affiliated with the Trust (the "Special Committee"). The Board authorized and directed the Special Committee to review, evaluate, negotiate and recommend to the Board what action should be taken with respect to the Proposed Transaction, including advising the Board as to whether the Proposed Transaction was in the best interests of Dover and its stockholders. The Special Committee was authorized to hire its own financial advisor and legal counsel, and was authorized and directed to prepare any filings required to be made by Dover with the Securities and Exchange Commission ("SEC") in connection with the Proposed Transaction. Pursuant to this authorization, the Special Committee retained Houlihan Lokey Howard & Zukin ("Houlihan Lokey") as its financial advisor and Morrison & Foerster, LLP ("Morrison") as its counsel.

        D. During the Spring of 2004, representatives of the Trust and of the Special Committee conducted a series of discussions and meetings concerning the Proposed Transaction. In April, 2004, the Special Committee advised representatives of the Trust that it would likely oppose the Proposed Transaction on the ground that the $24.50 per share price offered was inadequate. On May 18, 2004, a second lawsuit was filed in the Court of Chancery of the State of Delaware entitled Raider v. Weissberg, et al, C.A. No. 443-N (the "Raider Action"). The Raider Action asserted claims similar to those asserted in the Action.

        E. Further discussions between the Special Committee and the Trust ensued, and following these discussions and discussions with counsel for Plaintiff in the Action, the Trust ultimately proposed to increase the price of the Proposed Transaction to $31.00 per share, contingent upon the Action being resolved. Mr. Raider subsequently wrote a letter to the Special Committee indicated his belief that a price of $31.00 per share does not represent the "per share intrinsic value of [Dover]," and that he would not agree to settle the Raider Action on the basis of an increase in the price of the Proposed Transaction to $31.00 per share.

        F. Following receipt of Mr. Raider's letter, the Trust determined to proceed with a revised offer at a price of $30.50 per share (the "Revised Transaction"). The Trust offered $30.50 per share in the Revised Transaction rather than $31.00 per share to reflect the potential cost and risk to the Trust and Dover resulting from the stockholder litigation.

        G. On August 6, 2004, at a regularly scheduled meeting of Dover's Board of Directors, the Trust delivered a revised offer letter describing the Revised Transaction. The letter proposed a two-step transaction in which all stockholders of Dover (other than certain stockholders who, as the owners of the acquiring entity, would be "Continuing Stockholders") would receive $30.50 in cash for each share of Dover stock that they own. The transaction was to be structured as a first-step tender offer at $30.50 per share, subject to a non-waivable condition that a majority of shares owned by persons other than the Continuing Stockholders being tendered and a minimum condition that, as a result of the offer, the Trust would own 95% of each of the outstanding Class A and Class B common shares (with the Trust retaining the right to reduce the percentage threshold as low as 90%), to be followed immediately by a short-form merger at a price of $30.50 per share.

        H. On August 31, 2004, the Special Committee determined to take a neutral position with respect to the Revised Transaction. The Special Committee reported that its financial advisor, Houlihan Lokey, arrived at a price per share equity value of approximately $32.95—$36.64, but the Special Committee also noted, among other things, that the $30.50 per share offer price represented a substantial premium over Dover's historical trading prices, that in the absence of an offer, Dover's stock would continue to be adversely affected by lack of liquidity, low trading volume and minimal analyst coverage and that, because the Trust was unwilling to sell its interest in Dover or entertain offers for its interest, superior transactions might be impracticable.

        I. On September 10, 2004, Dover's largest public stockholder, Leeward Capital, agreed (with affiliates) to tender its shares in the Revised Transaction, and on September 13, 2004, another large public stockholder of Dover, Robert Naify, indicated his intention to tender into the Revised Transaction all of the shares of Dover common stock under his control.

        J. On October 8, 2004, plaintiff in the Action filed an Amended Complaint together with a Motion for Summary Judgment. The Amended Complaint alleged that the price proposed in the Revised Transaction, $30.50 per share, was inadequate, that the Revised Transaction was unfair and coercive to Dover's stockholders, that the Trust breached its fiduciary duties by structuring the Revised Transaction as a tender offer and merger rather than as a one-step merger and that the Individual Defendants breached their fiduciary duties as members of the Dover Board by appointing a Special Committee that could not act independently of the Trust and did not fulfill its duty to act in good faith and due care in response to the Revised Offer. In his application for summary judgment, plaintiff recognized that the existing case law in the Court of Chancery did not support plaintiff's allegations, but represented an effort by plaintiff to have the matter resolved quickly in the Court of Chancery so that plaintiff could seek to reverse existing case law through an appeal to the Delaware Supreme Court.

        K. Following filing of the Amended Complaint, the Trust resumed discussions with counsel in the Action concerning possible settlement of the Action. Initially, the Trust offered to settle the Action in exchange for increasing the price in the Revised Transaction to $30.75 per share, with the Trust to pay any attorneys' fees and expenses ordered by the Court. Plaintiff's counsel offered to settle the Action for an increase in the price of the Revised Transaction to $32.00 per share, inclusive of attorneys' fees and expenses. After several additional offers and counteroffers, the parties agreed to the settlement described herein.

        L. Because counsel for the parties to the Action have concluded that the terms contained in this Memorandum of Understanding are fair and adequate to both the Company and its stockholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties wish to document their agreement-in-principle in this Memorandum of Understanding.

        NOW, THEREFORE, the parties to the Action have reached an agreement-in-principle providing for the settlement of the Action on the terms and subject to the conditions set forth below (the "Settlement"):

        1.     In consideration for the full settlement and release of all Settled Claims (as defined below), the parties to the Action have agreed that:

          a.     if the Settlement is approved by the Court, the price offered in the tender offer contemplated by the Revised Offer shall be increased from $30.50 to $31.30 per share (the "Tender Offer"). The Trust may raise the price offered in the Tender Offer at any time, but the Tender Offer may not be consummated until the Settlement is approved by the Court, and the Trust shall not be obligated to consummate the Tender Offer until the Effective Date (defined in Paragraph 8 hereof), though it may, at its discretion, consummate the Tender Offer at any time between the date that the Settlement is approved by the Court and the Effective Date, and

          b.     promptly after consummation of the Tender Offer, and conditional upon the conditions to the Tender Offer being met and the Tender Offer being consummated, the Trust shall cause the effectuation of a short-form merger pursuant to which all shares of Class A Common Stock and Class B Common Stock of Dover, other than shares held by the Continuing Stockholders, will be converted into the right to receive $31.30 in cash, subject to appraisal rights.

        2.     The parties agree to enter into a Stipulation of Settlement (and such other related documentation as may be necessary) which will provide for the settlement of the Action. Among other things, the Stipulation of Settlement expressly will provide as follows:

          a.     for the conditional certification of the Action, for settlement purposes only, as a class action pursuant to Court of Chancery Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all record and beneficial holders of Class A Common Stock and Class B Common Stock of the Company, other than the Continuing Stockholders, for the period from and including January 27, 2004 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class");

          b.     for the complete discharge, dismissal with prejudice, settlement and release of any and all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or violations of the federal or state securities laws) by or on behalf of the plaintiff in the Action or any and all of the members of the Class, whether as an individual, class, derivative, representative, legal, equitable or any other type of action, or in any other capacity, against any and all defendants in the Action ("Defendants"), the settlor of the Trust, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, appraisers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which plaintiff or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Proposed Transaction, the

  Revised Transaction, the Tender Offer or the Merger, including without limitation any disclosures made in connection with any of the foregoing (collectively, the "Settled Claims"); provided, however, that the Settled Claims shall not include any claims to enforce the Settlement or any claims by the stockholders for appraisal pursuant to 8 Del. C. §262.

          c.     that Defendants have denied, and continue to deny, that any of them has committed or has threatened to commit any wrongdoing, violation of law or breach of duty to plaintiff in the Action ("Plaintiff"), the Class or anyone;

          d.     that Defendants are entering into the Stipulation of Settlement solely because the proposed Settlement would eliminate the distraction, burden and expense of further litigation; and

          e.     subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Stipulation of Settlement should be approved, that Plaintiff and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims against any of the Released Persons.

        3.     The parties to the Action will use their best efforts to agree upon, execute and present to the Court, as soon as practicable, a formal Stipulation of Settlement and such other documents as may be necessary and appropriate in order to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Stipulation of Settlement. Pending the negotiation and execution of the Stipulation of Settlement, all proceedings in the Action, except for Settlement-related proceedings pursuant to this Memorandum, shall be suspended.

        4.     The parties to the Action, through their counsel, agree (i) to use their best efforts to pursue the Settlement in as expeditious and comprehensive a manner as possible and acknowledge that time is of the essence; (ii) to cooperate in ensuring that Plaintiff has access to such discovery as is reasonably necessary to ensure the fairness, reasonableness and adequacy of the Settlement; and (iii) to cooperate in preparing any and all necessary papers to define, pursue and effectuate the Settlement.

        5.     Pending negotiation, execution and Court approval of the Stipulation of Settlement and Settlement, the Plaintiff in the Action agrees to stay the proceedings in the Action and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself. Plaintiff Chiarenza and Defendants also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum of Understanding which challenges the Settlement, the Tender Offer, the Merger or otherwise involves a Settled Claim.

        6.     The Settlement contemplated by this Memorandum is subject to:

          a.     the execution of a formal Stipulation of Settlement (and such other documentation as may be required to obtain final approval by the Court of the Settlement) by counsel for the parties to the Action no later than November 12, 2004;

          b.     reasonable confirmatory discovery by Plaintiff's counsel; and

          c.     final approval by the Court of the Settlement (and the exhaustion of possible appeals, if any) and the dismissal of the Action by the Court with prejudice and without awarding costs to any party (except as provided herein) having been obtained, and entry by the Court of a final order and judgment containing such release language as is contained in the Stipulation of Settlement.

        7.     This Memorandum shall be null and void and of no force and effect should any of the conditions set forth herein not be met or should Plaintiff's counsel in the Action determine in good faith that, based upon facts learned subsequent to the execution of this Memorandum, including without limitation facts learned as a result of confirmatory discovery, the proposed Settlement is not fair, reasonable and adequate; in such event, this Memorandum shall not be deemed to prejudice in any way the positions of the parties with respect to the Action nor to entitle any party to the recovery of costs and expenses incurred to implement this Memorandum of Understanding (except as provided in Paragraph 9 hereof for the costs of notice of the Settlement).

        8.     The Effective Date of the Settlement shall be the date on which the order of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise.

        9.     Dover shall be responsible for providing notice of the Settlement to the members of the Class and all costs associated with providing such notice. Dover shall pay, on behalf of and for the benefit of the Defendants in the Action, all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

        10.   Subject to the terms and conditions of this Memorandum of Understanding and the terms and conditions of the Stipulation of Settlement contemplated hereby, Dover shall pay, on behalf of and for the benefit of the Defendants in the Action, such fees and expenses as may be awarded by the Court to counsel for Plaintiff in the Action, who agrees not to apply for an aggregate award of fees and expenses that exceeds $225,000, which shall be payable within five business days after the Effective Date in accordance with the terms of the Stipulation of Settlement. Defendants will not oppose such an application for fees and expenses in or below such amount, and in no event will Defendants be obligated to pay an award to any person in excess of that amount. Further, in no event will Defendants be obligated to pay any fees or expenses to counsel for Plaintiff in this Action if the Settlement is approved by the Court but the conditions of the Tender Offer are not met or the Tender Offer is not consummated for reasons unrelated to the Action.

        11.   Except as provided herein, the Defendants in the Action shall bear no other expenses, costs, damages or fees alleged or incurred by Plaintiff, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

        12.   The provisions contained in this Memorandum of Understanding shall not be deemed a presumption, concession or an admission by any Defendant in the Action of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, except for any litigation or judicial proceeding arising out of or relating to this Agreement or the settlement contemplated herein.

        13.   This Memorandum of Understanding constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

        14.   This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

        15.   This Memorandum of Understanding will be executed by counsel for the parties to the Action, each of whom represents and warrants that they have the authority from their clients to enter into this Memorandum. This Memorandum may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

        16.   The Plaintiff and his counsel in the Action represent and warrant that none of Plaintiff's claims or causes of action referred to in any complaint in the Action or this Memorandum of Understanding have been assigned, encumbered or in any manner transferred in whole or in part.

        17.   This Memorandum of Understanding shall be a binding, enforceable agreement when all signatories have affixed their signatures to this document or a counterpart hereof in accordance with the terms of Paragraph 15 hereof. Once all signatories have so affixed their signatures, this Memorandum of Understanding shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs and assigns.

        IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

                      /S/ JOSEPH A. ROSENTHAL
                      Joseph A. Rosenthal (#234)
                      Rosenthal Monhait Gross & Goddess, P.A.
                      919 Market Street, Suite 1401
                      P.O. Box 1070
                      Wilmington, DE 19899
                      (302) 656-4433
                      Counsel for Plaintiff

                      /S/ MEGAN WARD CASCIO
                      Kenneth J. Nachbar (#2067)
                      Megan Ward Cascio (#3785)
                      Morris, Nichols, Arsht & Tunnell
                      1201 North Market Street
                      Wilmington, Delaware 19801
                      (302) 658-9200
                          Attorneys for Defendants Frederick M.
                          Weissberg, the Lawrence Weissberg Living
                          Trust U/D/T Dated November 25, 1992 and
                          Dover Acquisition Corp.

                      /S/ MICHAEL D. GOLDMAN
                      Michael D. Goldman (#268)
                      Potter Anderson & Corroon LLP
                      1313 North Market Street
                      P.O. Box 951
                      Wilmington, DE 19899-0951
                      (302) 984-6007
                          Attorneys for Defendants Dover Investments
                          Corporation, Arnold Addison, John Gilbert and
                          Will C. Wood

Dated: October 22, 2004

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  Exhibit (a)(5)(viii)
MEMORANDUM OF UNDERSTANDING